Exhibit 4.2

                              RULES AND REGULATIONS
                          FOR THE AVENTIS STOCK OPTION
                                  PLAN 2002 / 2

                           Grant of November 12, 2002

I.   GENERAL PRINCIPLES AND PURPOSE FOR AVENTIS STOCK OPTION PLAN

A stock option plan is a system that enables its beneficiaries to subscribe for new shares in their company (or in the parent company of their group) during a certain period, at a price fixed at the opening of the plan and that remains fixed during the whole of this period.

The purpose of Aventis stock option plan 2002 / 2 is to foster and promote the long-term success of Aventis Group and increase shareholder value by motivating superior performance by means of performance-related incentives and by encouraging and providing for the acquisition of an ownership interest in Aventis Group by employees. The people concerned can therefore choose to be fully associated to the running of their company and benefit from capital gains if the share price progresses favourably.

Stock option plans of Aventis are governed by the French law and notably by Articles L 225-177 to L 225-185 of the Commercial Law concerning business corporations.

On the basis of the authorization and the powers which have been given to it by the Company's shareholders meeting, the Aventis Management Board has decided on the creation of the present Aventis stock option plan 2002 / 2 and has laid down the conditions within the framework of the legal provisions mentioned above. The Management Board can adapt these conditions, notably in the case of changes in the regulations relative to the stock options.

II. DEFINITIONS

      Whenever used herein, the following terms shall have the respective meanings set forth below:

      "Aventis" means Aventis or the Company, as French holding company for an international group in the global life sciences industry.


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      "Aventis Group" means the Company together with any company, partnership or other group of economic interest or legal entity where at least 10% of the capital or voting rights is held directly or indirectly by the Company, on the date of exercise.

      "Beneficiary" means any Employee of the Aventis Group designated by the Management Board to receive options.

      "Change in control," means exclusively the occurrence of any of the following events:

      (a)   carrying out a takeover bid or a public offer of exchange.

      (b) the direct or indirect acquisition of an interest allowing a new shareholder to hold at least 20% of the voting rights in the shareholders' meeting, or to increase his/her previous interest so as to hold at least 20% of the voting rights in the shareholders' meeting.

      (c) the demerger, the contribution or transferral of significant corporate assets of the Company, which necessitate a shareholders' meeting of the Company.

      (d) the direct or indirect intervention of a rival company in the management of the Company.

      (e) the merger-absorption by the Company of a rival company involving the arrival of shareholders holding over 20% of the voting rights of the company resulting from the merger, and the merger-absorption of the Company by a rival company involving the arrival of new shareholders holding over 20% of the voting rights of the company resulting from the merger.

      "Company" means Aventis, a French company, and any successor thereto.

      "Employee" means any employee of the Company or of Aventis Group.

      "Management Board" means the Management Board of directors of Aventis.

      "Option" means the right to subscribe share(s) at a stated price for a specified period of time.

      "Period of restriction" means the period during which the Management Board can suspend the right for employees to exercise the options.

      "Share" means the common share of the Company, par value (euro) 3.82 per share.

      "Stock Option Plan" means the Aventis stock option plan 2002 / 2.

      Gender and Number: Except when otherwise indicated by the context, words in the masculine gender used in the Stock Option Plan shall include the feminine gender, the singular shall include the plural, and the plural shall include the singular.

III.     DESCRIPTION OF THE AVENTIS STOCK OPTION PLAN


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      Optionees

      The Management Board has laid down the list of beneficiaries of the Stock Option Plan.

      Number of shares

      The maximum number of shares each beneficiary may apply for is given on the individual letter addressed by the Chairman, or his duly designated representative.

      Share subscription price

      The Management Board has set the subscription price on the basis of the average price (on the basis of the closing prices) quoted during the last twenty days trading on the Paris stock exchange prior to the Management Board decision in accordance with the legal and statutory provisions in force.

      It will remain fixed during the entire Stock Option Plan subject to its adjustment by the Management Board according to the terms and conditions set out in these regulations.

      Duration of the options

      The options are granted irrevocably for a duration of 10 years from the day they are allotted by the Management Board.

      Options that have not been exercised at the end of the 10-year period will be declared null and void. No extensions will be granted.

      The options will not be exercisable within the first three years. However, the beneficiaries deemed to be resident in France for tax purposes will be entitled to exercise their options only after a four-year period from the date of the grant, unless they keep the shares on the asset register until the end of the said four-year period, and except if this exercising before four years no longer leads to the payment of social security contributions by the Company on the capital gains made by the beneficiaries following a change in the French regulations in force.

      The rights resulting from the options granted are non-transferable.

      Adjusting the subscription price and the number of shares

      Should the Company carry out any of the following financial operations before the options have expired, the subscription price of the shares and the number of shares that can be subscribed for by each beneficiary will be adjusted by the Management Board under the following conditions:

      1. In the case of the issue, reserved for the shareholders, of shares to be subscribed in cash, or convertible or exchangeable bonds or bond warrants, the subscription price of the shares under option will be reduced by an amount equal


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            to the product of this price through the ratio between the value of the subscription right and the value of the share before removal of this right.

            The ratio will be calculated as follows:

            o The value of the share before removal of the subscription right will be equal to the average of twenty consecutive opening prices chosen from the forty trading days preceding the opening day of the issue.

            o The value of the subscription right will be the theoretical value calculated according to the number of new shares issued to which an existing share gives entitlement, the issue price of these new shares and the value of the share before removal of the subscription right.

      2. In the case of an increase in capital through incorporation of reserves, profit or premiums and distribution of bonus shares, the subscription price of the shares under option will be adjusted by the application of a coefficient equal to the ratio between the number of old shares and the number of shares existing after the operation.

      3. In the case of distribution of reserves into cash or into portfolio securities, the subscription price of the shares under option will be reduced by an amount equal to the product of this price multiplied by the ratio between the amount per share of the distribution and the value of the share before distribution.

            For the calculation of this ratio, if the Company shares and the securities distributed are allowed in transactions on a regulated market, the value of the securities distributed and the value of the share before distribution will be equal to the average of the first prices quoted during the thirty trading days of the stock exchange prior to the start of the distribution.

            If the shares of the Company or the securities distributed are not allowed in transactions on a regulated market, the Management Board will fix the values upon review of the auditors' special report.

      4.    In the case of a reduction of capital due to losses.

            o If the reduction focuses on the number of shares, the subscription price will be adjusted by appropriating to it a coefficient equal to the ratio between the number of old shares and the number of shares remaining after reduction.

            o If the reduction focuses on the nominal value of the shares, there will be no adjustment.

      In all the cases mentioned above, an adjustment in the number of shares under option will be made so that the total subscription prices remain constant. The number adjusted will however be rounded up to the higher figure.

      Change of Control


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      The `Change of Control' will be considered as `effective' from:

            (a) the date of publication in the official list of the notice of the result of the takeover bid by Euronext Paris, in the case of a takeover bid or a public offer of exchange.

            (b) the date of the notification to the Company of the crossing of the threshold level having taken the interest of a shareholder to at least 20% of the voting rights in the Company, in the case of entry into the capital of a new shareholder holding at least 20% of the voting rights in the shareholders' meeting or the increase in the previous interest of a new shareholder taking his/her interest to at least 20% of the voting rights in the shareholders' meeting.

            (c) the date of the general meeting approving the demerger, transferral or contribution of the principal assets of the Company or the merger, in the case of demerger, contribution or transfer of the principal assets of the Company or merger.

            (d) the date of the general meeting appointing the new management and administration structure, in the case of the direct or indirect intervention of a rival company in the management and administration structure of the Company.

      In the case of `Change of Control':

            1. The Company will do its best to ensure sufficient liquidity allowing the options to be exercised under normal conditions.

            2. If the Aventis shares ceased to be quoted on a regulated market, it would be requested of the company responsible for the `Change of Control' to take over the existing patrimonial commitments with regard to the beneficiaries and as a consequence to implement one of the following solutions:

                  - either to undertake to buy back from the beneficiaries the shares obtained following the exercise of their options, on the date when they will present them, this date obligatorily being during the exercise period initially decided for the options. In the case where the Company is subject to a procedure of obligatory withdrawal, the shares obtained by the beneficiaries must obligatorily be presented for repurchase following the exercise of the options.

                        The price of the repurchase will be equal to that of the Aventis share on the date when the Change of Control becomes effective or on the first date of quotation following this date, and would vary both upwards and downwards between this date and the date of the request for repurchase, according to the evolution of the price of the share of the Company which is the beneficiary of the `Change of Control' over the same period.

                  - or to grant the beneficiaries, in exchange for their old options, new options.


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                  If these commitments are not carried out, the resulting loss to the beneficiaries will be estimated by an expert designated by the two parties, or if no agreement can be found, by the President of the Paris Tribunal de Commerce (commercial court), who will give a ruling on the petition of the more diligent party.

                  The amount decided would be paid by the Company, or by any company that it will substitute for or that will substitute for it.

                  To decide this loss, the expert will take into account the price of the share on the date when the Change of Control becomes effective or on the first date of quotation following this change and the `time value' still left to run until the final date for the exercise of the considered options taking into account all the existing corporate or tax incidences.

IV.  EXERCISE OF THE OPTIONS

Exercising conditions

The exercise of the options by an optionee is subject to the condition that he/she is actively employed by, or has a corporate mandate with, the Company or one of the Companies of the Aventis Group on the date of the exercise, unless otherwise decided by the Management Board in exceptional cases.

    By Company of the Aventis Group, it is meant any company or group of economic interests where at least 10% of the capital or voting rights is held directly or indirectly by the Company, on the date of exercise.

Notwithstanding the provisions of the preceding paragraphs:

      - In the case of (i) resignation, (ii) lay-off, redundancy or other termination at the employer's initiative (except for serious professional misconduct), (iii) expiration of a limited duration work contract or (iv) revocation of a corporate mandate (except for serious professional misconduct), the options can, whatever the case, be exercised for a maximum period of 6 months from the date of departure from the employing company (in the case of resignation or termination), the date of expiration of the work contract or the date of the revocation, subject to their being exercisable on such date of departure, expiration or revocation. Options that are not exercisable on such date of departure, expiration or revocation will be lost.

      - If the prior formal approval of the Management Board is obtained, in the case of lay-off, redundancy or other termination at the employer's initiative resulting from a collective headcount reduction scheme (except in the case of serious professional misconduct), the options can be exercised for a period of 12 months from the effective date of the termination or from the Opening Day of the Exercise Period of the options if this date is later, provided that this period cannot exceed the termination date of the options. Opening Day of the Exercise Period means it


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            is the day from which the options are exercisable as stipulated in the paragraph "Duration of the options".

      - However, if a lay-off, redundancy or other termination at the employer's initiative (except for serious professional misconduct), expiration of a work contract or revocation (except for serious professional misconduct) takes place within eighteen months following a Change of Control of the Company, the options can be exercised until the expiration of the plan under the same conditions as if the optionee were still employed or held a corporate mandate.

      - In the case of dismissal or revocation for serious professional misconduct, the departure from the employing automatically cancels those options not yet exercised with effect from the date of notification of such dismissal or revocation.

      - In the case of the transfer of a Company of the Aventis Group or an activity of a Company of the Aventis Group to a company where Aventis does not hold directly or indirectly at least 10% of the capital or voting rights, or in the case of transfer by flotation, the options can be exercised until the expiration of the plan under the same conditions as if the optionee were still employed or held a corporate mandate.

      - In the case of the death of the optionee, the heirs who wish to exercise the options must do so under the conditions fixed by French law, which at the moment stipulate that the options are exercisable for a period of six months from the date of death.

      - Except in the case of serious professional misconduct, the options can be exercised until the expiration of the plan under the same conditions as if the optionee were still employed or held a corporate mandate, in the following cases:

            o     Disability,

            o Employee or holder of a corporate mandate, aged 55 or more, retiring at the employer's initiative or taking early retirement at the employer's initiative,

            o Employee or holder of a corporate mandate, aged 55 or more and having at least 10 years of seniority in the Aventis Group, retiring,

            o Lay-off, redundancy or other termination at the employer's initiative (except for serious professional misconduct) of an employee aged 55 or more,

            o Revocation or early termination of the corporate mandate (except for serious professional misconduct) of a mandate holder aged 55 or more.

      Period of restriction

      The Management Board can suspend the right to exercise the options if necessary, notably when trading on Aventis capital requires the exact and prior knowledge of the number of shares that make up the capital or in the case of one of the financial operations leading to an adjustment being carried out.


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      In these cases, the Company will inform the beneficiaries of the suspension date and the date when the options can be exercised again. Such a suspension cannot extend the exercise period beyond the original 10-year period.

      The Management Board can also suspend the right to exercise the options for all employees who are "Restricted Persons" or who have access to privileged information under the "Aventis Corporate Guidelines on Insider Trading". Exercise of the options by an employee who is a Restricted Person or who has access to privileged information, is in particular prohibited during "Black-Out periods". In general, a Black-Out period is the 30-day period commencing before the Company's public announcement of its financial results (first quarter, half year, third quarter and annual results).

      Methods of the exercise of the options

      The exercise of the options is at the discretion of the beneficiaries.

      The options can be exercised partially or in totality.

      To exercise an option, the beneficiaries must apply to the Plan Manager whose details will have been provided.

      Costs incurred in exercising an option by the Plan Manager will be born by the beneficiaries.

 V.   CHARACTERISTICS OF SUBSCRIBED SHARES

      Form and delivery of stocks

      Shares subscribed for by beneficiaries who are French residents must take the registered form. If this is not the case, their holders will lose the benefit of the special tax system for stock options.

      Unless instructions to the contrary are received from the beneficiaries, the stocks will be registered in an individual account opened in the Plan Manager's books.

      Interest

      The new shares will be created with coupon attached and will be immediately entitled to the same dividend as the other shares which make up the capital of Aventis, subject to having been subscribed during the fiscal year for which the first dividend will be paid to them.

      Shares subscribed between the first day of the fiscal year and the date of distribution of the dividend in that year in respect of the previous fiscal year will not


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      give entitlement to the dividend relating to this previous fiscal year and will be subject to a specific quotation on the market of the Paris Bourse until the date of distribution of the said dividend.

VI.   TRANSFER OF SHARES

      Subject to the period inherent in preliminary formalities for the quotation on the stock market of new shares and possibly the application of a tax system which is less favourable in the case of non-compliance with legal conditions concerning time of tenure and form, the shares acquired following the exercise of options can be sold immediately.

      To carry out this sale, the beneficiaries must address a selling order to the Plan Manager, in accordance with the model sent by the latter.

      Requests to exercise options will be recorded on a register timed and dated, which will be held by each Plan Manager.

VII.  MANAGEMENT OF THE PLAN

      The administrative management of the Stock Option Plan has been entrusted to banks selected by Aventis (each one a `Plan Manager'). The beneficiaries will be informed of the details of the Plan Manager who they can contact for any information.

      Aventis reserves the right to entrust to a new bank the administrative management of the stock option plan, after prior information to the beneficiaries.

VIII  MISCELLANEOUS

      As some beneficiaries are not French residents, the Management Board could, depending on the conditions imposed by certain countries, with regard to the exercise of options and the subsequent transfer of options, modify certain provisions of the plan concerning beneficiaries working in these countries, without these modifications making the plan more favourable for these beneficiaries (apart from aspects relating to the tax systems of these countries).

      Nothing in the Plan shall interfere or limit in any way the right of the employer to terminate any beneficiary's employment at any time, nor confer upon any beneficiary any right to continue in employ of their company. No beneficiary shall have a right to be selected as a beneficiary, or, having been so selected, to receive any future options.


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                            RULES AND REGULATIONS FOR
                        AVENTIS STOCK SUBSCRIPTION OPTION

                           GRANT of November 12, 2002

                                   ----------

                                      ANNEX

Authorization of the Option Plan:            General Shareholders Meeting of May 14, 2002.

Decision and date of grant:                  Management Board of November 12, 2002

Number of options allotted:

Reference price (average price
quoted from October 14, 2002
to November 8, 2002):                        (euro) 60.27

Exercise price:                              (euro) 60.27

Vesting date:                                November 13, 2005 except for French tax residents
                                             (November 13, 2006 for French tax residents)

Exercise period:                             From November 13, 2005
                                             through November 12, 2012
                                             inclusive (From November 13,
                                             2006 through November 12,
                                             2012, inclusive for French tax
                                             residents)


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